

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

October 21, 2009

<u>Via U.S. Mail</u>

Mr. Thomas C. Stabley
Chief Financial Officer
Rex Energy Corporation
476 Rolling Ridge Drive, Suite 300
State College, Pennsylvania 16801

> **Re:** **Rex Energy Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed March 11, 2009**
> **File No. 001-33610**

Dear Mr. Stabley:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director

cc: <u>Via Facsimile</u>
        Charles R. Strauss, Esq. (713) 651-5246